Lightspeed Announces Capital Markets Day 2021

MONTREAL, October 26, 2021 /CNW Telbec/ - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced it will host its inaugural Capital Markets Day at the New York Stock Exchange, New York City, on Tuesday, November 23rd, 2021.

Lightspeed’s senior management team will provide an update on the Company’s products, markets and plans for the future. To register for the event please go to the Investor Relations section of the Company’s web site. In person attendance will be limited due to COVID-19 protocols but the event will also be provided via conference call and webcast.

Lightspeed Capital Markets Day 2021
When: Tuesday, November 23, 2021.
Where: The New York Stock Exchange, New York
Time: 8:00 am – 12:00 pm ET
Registration: https://event.on24.com/wcc/r/3465934/C7DB8487BEDABBFAC33EAB4D697F6132
Replay: To access a replay of the event please visit the Investor Relations section of the Company’s website where the webcast will be hosted for one year.
Webcast: https://investors.lightspeedhq.com

Investors and participants can register for the event in advance by visiting https://event.on24.com/wcc/r/3465934/C7DB8487BEDABBFAC33EAB4D697F6132.

After registering for the event, registered participants will receive an email confirmation with a link to join on the day of the live event.

If you're unable to join by webcast, you can dial into the listen-only telephone line:

Participant Toll Free Dial-In Number:	(866) 982-4123

Participant International Dial-In Number:	(873) 415-0183
Conference ID: 1095228

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: Linkedin, Facebook, Instagram, YouTube, and Twitter

Investor Contact: Gus Papageorgiou | investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.